EXHIBIT 12.1

PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,
(in millions)	2015	2014	2013	2012	2011	2010
Earnings:
Net income	$410	$1,433	$866	$811	$845	$1,121
Income tax provision	23	384	326	298	480	574
Fixed charges	526	1,176	971	891	880	799
Total earnings	$959	$2,993	$2,163	$2,000	$2,205	$2,494
Fixed charges:
Interest on short-term borrowings
and long-term debt, net	$500	$1,125	$917	$834	$824	$731
Interest on capital leases	2	6	7	9	16	18
AFUDC debt	24	45	47	48	40	50
Total fixed charges	$526	$1,176	$971	$891	$880	$799
Ratios of earnings to fixed charges	1.82	2.55	2.23	2.24	2.51	3.12

Note:

For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements.  Fixed charges exclude interest on tax liabilities.